As filed with the Securities and Exchange Commission on June 4, 2013

Securities Act Registration No. 333-184587
Investment Company Registration No. 811-22762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)
☒   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐   Pre-Effective Amendment No.
☒   Post-Effective Amendment No. 1
and/or
☒   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒   Amendment No. 4

FLAHERTY & CRUMRINE DYNAMIC PREFERRED AND INCOME FUND INCORPORATED (Exact Name of Registrant as Specified in Charter)

301 E. Colorado Boulevard, Suite 720 Pasadena, California 91101 (Address of Principal Executive Offices) 626-795-7300 (Registrant’s Telephone Number, including Area Code)

Donald F. Crumrine Flaherty & Crumrine Incorporated 301 E. Colorado Boulevard, Suite 720 Pasadena, California 91101 (Name and Address of Agent for Service)

With Copies to:

Rose F. DiMartino, Esq.	Sarah E. Cogan, Esq.
Willkie Farr & Gallagher LLP	Simpson Thacher & Bartlett LLP
787 Seventh Avenue	425 Lexington Avenue
New York, New York 10019	New York, New York 10017

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-184587 and 811-22762) of Flaherty & Crumrine Dynamic Preferred and Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C
OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A—	None
Part B—	Report of Independent Registered Public Accounting Firm
Statement of Assets and Liabilities dated April 18, 2013
Statement of Operations (In Organization) for the period October 10, 2012 to April 18, 2013

2. Exhibits

(a)(1)	Articles of Incorporation (1)
(a)(2)	Articles of Amendment to the Articles of Incorporation dated October 22, 2012 (1)
(a)(3)	Articles of Amendment to the Articles of Incorporation dated March 26, 2013 (1)
(a)(4)	Articles of Amendment and Restatement (2)
(b)(1)	Bylaws (1)
(b)(2)	Amended and Restated Bylaws (3)
(c)	Not applicable
(d)	The rights of security holders are defined in the Registrant’s Articles of Amendment and Restatement (Article V and VII) and the Registrant’s Amended and Restated Bylaws (Article II).
(e)	Form of Dividend Reinvestment and Cash Purchase Plan (3)
(f)	Not applicable
(g)	Form of Investment Advisory Agreement (3)
(h)(1)	Form of Underwriting Agreement (3)
(h)(2)	Form of Distribution Agreement*
(h)(3)	Form of Master Agreement Among Underwriters (3)
(h)(4)	Form of Master Selected Dealers Agreement (3)
(h)(5)	Form of Structuring Fee Agreement with Wells Fargo Securities, LLC (3)
(h)(6)	Form of Structuring Fee Agreement with Raymond James & Associates, Inc. (3)
(h)(7)	Form of Sales Incentive Fee Agreement with Wedbush Securities Inc. (3)
(h)(8)	Form of Sales Incentive Fee Agreement with Stifel, Nicolaus & Co., Inc. (3)
(h)(9)	Form of Sales Incentive Fee Agreement with Pershing LLC (3)
(h)(10)	Form of Sales Incentive Fee Agreement with The GMS Group, LLC (3)
(i)	Not applicable
(j)	Form of Custody Agreement (3)
(k)(i)	Form of Service Agreement for Transfer Agent Services*
(k)(ii)	Form of Fund Administration and Accounting Agreement (3)
(k)(iii)	Form of Secondary Market Support Services Agreement (3)
(l)	Opinion and Consent of Venable LLP (3)
(m)	Not applicable
(n)	Consent of Independent Registered Public Accounting Firm (3)
(o)	Not applicable
(p)	Certificate of Initial Stockholder (3)
(q)	Not applicable

(r)(1)	Code of Ethics of the Fund (3)
(r)(2)	Code of Ethics of the Adviser (3)
(s)	Power of Attorney (2)
____________________

*	Filed herewith.
(1)	Filed on March 29, 2013 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-184587 and 811-22762) and incorporated by reference herein.
(2)	Filed on April 24, 2013 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-184587 and 811-22762) and incorporated by reference herein.
(3)	Filed on May 23, 2013 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-184587 and 811-22762) and incorporated by reference herein.

Item 26. Marketing Arrangements

     See Exhibits (h)(1), (h)(2), (h)(3), (h)(4), (h)(5), (h)(6), (h)(7), (h)(8), (h)(9) and (h)(10).

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offer described in this Registration Statement:

Registration and Filing Fees	$71,610
FINRA Fees	79,250
New York Stock Exchange Fees	40,000
Costs of Printing and Engraving	160,000
Accounting Fees and Expenses	44,500
Legal Fees and Expenses	425,000
Total	$820,360

Item 28. Persons Controlled by or under Common Control with Registrant

     None.

Item 29. Number of Holders of Securities

     Set forth below is the number of record holders as of April 17, 2013, of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Shares of Common Stock, par value $0.01 per share	1

Item 30. Indemnification

     It is the Registrant’s obligation to indemnify its directors and officers to the maximum extent permitted by Maryland Law as set forth in Article VIII of Registrant’s Articles of Amendment and Restatement, and Article V of the Registrant’s Bylaws. The liability of the Registrant’s directors and officers is limited as provided in Article VIII of Registrant’s Articles of Amendment and Restatement. The liability of Flaherty & Crumrine Incorporated, the Registrant’s investment manager (the “Adviser”), for any loss suffered by the Registrant or its shareholders is set forth in Section 5 of the Investment Advisory Agreement.

     The Fund and the Adviser have agreed to indemnify the underwriters, certain of their affiliates and directors, officers, employees and agents of the underwriters, and each person who controls any underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, from certain liabilities in connection with disclosure that was not provided by the underwriters and is contained in the preliminary prospectus, the prospectus or the Fund’s registration statement, in each case relating to the sale of its Common Shares and certain sales material, including amounts or expenses paid in settlement of such liabilities. The above indemnity is subject to the requirement and limitations of section 17(i) of the 1940 Act, which prohibits registered investment companies from indemnifying a principal underwriter from any liability to the investment company or its security holders to which such principal underwriter would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence, in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under the underwriting agreement.

Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to the directors and officers, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities under the Securities Act (other than for expenses incurred in a successful defense) is asserted against the Registrant by the directors or officers in connection with the shares, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 31. Business and other Connections of Investment Adviser

     This information, with respect to the Adviser, is set forth under the caption “Management of the Fund” in the Prospectus and in the Statement of Additional Information, constituting Parts A and B, respectively, of this Registration Statement.

     The following is a list of the directors and officers of the Adviser. Unless otherwise indicated, none of the persons listed below has had other business connections of a substantial nature during the past two fiscal years other than as stated in the Prospectus forming Part A of this Registration Statement.

Other Business/Position
Name	Title	Held/Dates
Donald F. Crumrine	Chairman and Director	None

Robert M. Ettinger	President and Director	None

R. Eric Chadwick	Vice President and Director	None

Bradford S. Stone	Vice President and Director	None

Chad C. Conwell	Chief Legal Officer, Chief
	Compliance Officer, Vice President	None
and Director

Rick J. Seto	Vice President	None

Laurie Lodolo	Secretary and Assistant	None
Compliance Officer

Item 32. Location of Accounts and Records

     The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder will be maintained as follows: journals, ledgers, securities records and other original records will be maintained principally at the offices of the Registrant’s Administrator and Custodian. All other records so required to be maintained will be maintained at the offices of Flaherty & Crumrine Incorporated, 301 E. Colorado Boulevard, Suite 720, Pasadena, California 91101.

Item 33. Management Services

     Not applicable.

Item 34. Undertakings

     (1) Registrant undertakes to suspend the offering of shares until the prospectus is amended if, subsequent to the effective date of this Registration Statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the Registration Statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

     (2) Not applicable.

     (3) Not applicable.

     (4) Not applicable.

     (5) Registrant hereby undertakes that:

          (a) for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance on Rule 430A and contained in the form of prospectus filed by Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

          (b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6) Registrant undertakes to send by first-class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Pasadena, State of California, on the 4th day of June, 2013.

FLAHERTY & CRUMRINE DYNAMIC
PREFERRED AND INCOME FUND
INCORPORATED

By:	/s/ Donald F. Crumrine
Name: Donald F. Crumrine
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on June 4, 2013.

Signatures		Title
/s/ Donald F. Crumrine		Director and Chief Executive Officer
Donald F. Crumrine		(Principal Executive Officer)

Chief Financial Officer, Vice President and
/s/ R. Eric Chadwick		Treasurer (Principal Financial and
R. Eric Chadwick		Accounting Officer)

*David Gale		Director
David Gale

*Morgan Gust		Director
Morgan Gust

*Karen Hogan		Director
Karen H. Hogan

*Robert F. Wulf		Director
Robert F. Wulf

*By:	/s/ Chad Conwell
Chad Conwell, as Agent

SCHEDULE OF EXHIBITS

Exhibit No.	Description
(h)(2)	Form of Distribution Agreement

(k)(i)	Form of Service Agreement for Transfer Agent Services